SEALSQ Corp Announces 9M 2025 Preliminary Revenue and Key Financial Metrics

•	Updates on Quantum Shield QS7001™ Launch in November 2025 and WISeSat 3.0 PQC Launch in the Same Month

•	Reaffirms its FY 2025 Revenue Guidance of $17.5 Million – $20.0 Million, Representing a 59%–82% Year-on-Year Growth

•	New Quantum-Resistant Offerings, Quantix Edge Partnership, and IC’ALPS Acquisition to Drive 2026 Revenue Surge and Global Expansion

Geneva, Switzerland, October 8, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announces its preliminary unaudited financial metrics for the nine-month period ended September 30, 2025 ("9M 2025"), along with updates on major operational milestones, reaffirms its FY 2025 revenue guidance, and growth outlook for 2026 and beyond.

9M 2025 Key Financial Metrics

•	+41% year on year revenue growth: Preliminary unaudited 9M 2025 revenue of $9.9 million, with $5.1 million recorded in the third quarter of the year, compared to $7.0 million in the equivalent period last year.

•	Growth drivers: this 41% growth is mostly attributable to the expected return to growth in the demand for our traditional products and two months of consolidated revenue from IC’ALPS since the completion of the acquisition on August 4, 2025. However, our revenue is still negatively impacted by the ongoing transition from legacy products to next-generation post-quantum semiconductors and software.

•	Treasury: a cash position of $220 million as of October 7, 2025 provides strong liquidity for PQC innovation and expansion, with the Company aiming to solidify its leadership in PQC-enabled semiconductors and its capacity to meet growing global demand for sovereign, quantum-secure technologies.

FY 2025 Revenue Outlook and Growth Catalysts

•	2025 Guidance: Full-year revenue expected between $17.5 million and $20.0 million, marking 59%–82% growth over 2024. This full-year outlook includes the expected return to growth in the demand for our traditional products, the consolidated revenue of IC’ALPS since the completion of the acquisition on August 4, 2025, as well as our best estimate of the start date for the Quantix Edge Security project.

•	2026 and Beyond: Anticipated continued acceleration, with an expectation of between 50% to 100% growth, propelled by new PQC chip launches, full consolidation of IC’ALPS, and Quantix Edge revenues.

•	Pipeline: The Company’s expanding business pipeline now totals $175 million in potential revenue opportunities from 2026 to 2028, highlighting rising global demand for quantum-resistant security and sovereign semiconductor design and the continued evolution of our business development activities.

CEO Commentary

Carlos Moreira, CEO of SEALSQ, stated: "While 9M 2025 revenue continues to reflect our strategic transition to the post-quantum era, third quarter 2025 revenue alone surpassed total revenue for the first half of the year and we expect the fourth quarter of 2025 to continue this trend. Thus, we expect fourth quarter revenues to be between $7.6 million and $10.1 million, with our full year 2025 revenue guidance of between $17.5 million and $20.0 million, fueled by commercial projects and the consolidation of IC’ALPS results. With Quantum Shield QS7001™ and QVault™ TPM solutions entering production in 2026, SEALSQ is entering its growth phase."

Mr. Moreira added: "Our foundation, including Personalization Centers in Europe and global PQC leadership, positions SEALSQ at the heart of the digital trust revolution. We are building a secure, connected, and quantum-resilient future."

Strategic Milestones Achieved Year-to-Date 2025

•	IC’ALPS Acquisition: In August 2025, SEALSQ completed the acquisition of IC’ALPS, a French ASIC design firm and partner of Intel Foundry, TSMC, and GlobalFoundries, following the approval by the French government.

The acquisition bolsters SEALSQ's custom chip and IP development capabilities, reinforcing its leadership in building a PQC-focused hardware ecosystem. Of note, SEALSQ’s revenue for the 9M 2025 period includes $1.3 million from IC'ALPS, for the two-month period since the closing of the acquisition.

•	Quantix Edge Partnership: SEALSQ and WISeKey International Holding Ltd ("WISeKey") joined the Government of Spain’s Quantix Edge Security project, a €40 million initiative led by the Spanish Society for Technological Transformation. SEALSQ and WISeKey hold approximately 25% of the newly created joint venture, reinforcing SEALSQ’s position in sovereign PQC semiconductor infrastructure. SEALSQ will provide additional updates regarding the Quantix Edge Security project as it advances, having already completed the first milestone with the establishment of the Spanish entity in September 2025.

•	ASIC Partnership: Multi-million-dollar custom ASIC program leveraging the QS7001™ architecture remains on track to close in Q4 2025 with a major technology partner.

•	ColibriTD and QaaS Offering: SEALSQ completed an investment in ColibriTD, a Quantum-as-a-Service company. The initiative is part of SEALSQ’s previously announced $30 million budget allocated to invest and develop technological synergies with Quantum companies, aiming to offer a full panel of Quantum related services in applications like automotive, medtech, space etc.

•	QUASARS Program: Engineering samples of the QS7001™ post-quantum microcontroller already delivered to initial partners in Q2 2025, with production samples and development kits being shipped to customers starting in late Q3 2025, and initial revenues expected in 2026.

•	QVault TPM Commercialization: Pilot-Customer sampling for QVault TPM V183 is anticipated to begin in Q4 2025, and QVault TPM V185 sampling in Q1 2026 with initial revenue expected in 2026.

•	WISeSat Investment: An investment of $10 million in WISeSat.Space AG ("WISeSat") was also approved supporting the continued development of a quantum-ready satellite constellation. Two launches have been completed so far in 2025, giving WISeSat access to a total of 22 satellites. The third launch for this year is expected in November 2025 as SEALSQ actively advances its roadmap to a constellation of 100 satellites to provide near-live connectivity, serving as a critical enabler for secure, quantum-resilient communications.

Major Progress Toward Quantum-Resilient Security Infrastructure

SEALSQ has made major progress in its mission to deliver trusted hardware security modules designed for the quantum future.

The urgency is clear. The U.S. Government has set strict timelines for adopting quantum-resistant cryptography. Under the National Security Agency’s CNSA 2.0 policy, all new National Security Systems acquisitions must be compliant by January 1, 2027, with broader enforcement milestones extending into the next decade.

Complementing this, the Office of Management and Budget Memorandum M-23-02 requires all federal agencies to identify quantum-vulnerable systems and prepare migration budgets, placing Post-Quantum Cryptography (PQC) at the center of national cybersecurity policy.

In parallel, the National Institute of Standards and Technology (NIST) finalized the first PQC standards in August 2024, including:

•	FIPS 203 (ML-KEM) for key establishment

•	FIPS 204 (ML-DSA) and FIPS 205 (SLH-DSA) for digital signatures

These standards form the backbone of next-generation secure infrastructures, accelerating the global migration toward PQC and underscoring SEALSQ’s leadership role in delivering compliant, forward-compatible semiconductor solutions

Advancing PQC Space Communications and SEALCOIN Integration

Through its investment in WISeSat.Space, SEALSQ is developing post-quantum solutions for secure space communications, connecting to the WISeSat constellation of 22 satellites and growing. This network will enable quantum-resistant data exchange across space-based infrastructure, providing a secure framework for mission-critical communications, IoT connectivity, and blockchain applications.

Leveraging this architecture, SEALSQ will also use this secure method to facilitate exchanges and token transactions through the imminent launch of SEALCOIN, its blockchain-based digital asset designed for trusted machine-to-machine (M2M) and space-to-earth transactions.

The integration of PQC-enabled hardware, satellite connectivity, and digital identity creates a comprehensive quantum-secure ecosystem with device-to-device space communication that is positioning SEALSQ and WISeSat as pioneers in post-quantum cybersecurity for the space economy.

Expanding the Global Quantum Corridor

SEALSQ has expanded its Quantum Corridor initiative, adding new projects in India, the United Arab Emirates (UAE), and Brazil. These projects are designed to strengthen regional PQC infrastructure and foster sovereign semiconductor ecosystems, supporting governments and enterprises in developing quantum-secure communications, digital identity, and chip design capabilities.

This expansion underscores SEALSQ’s commitment to building a globally distributed PQC ecosystem, connecting Europe, Asia, the Middle East, and Latin America through secure semiconductor innovation and trusted digital infrastructure.

Quantum Shield QS7001™ and QVault™ TPM: Pioneering Quantum-Resilient Security

SEALSQ’s PQC chip portfolio is engineered for mission-critical sectors such as defense, IoT, satellites, and automotive, providing robust protection against “harvest-now, decrypt-later” threats.

Key Features:

•	Advanced Certifications: FIPS 140-3 & Common Criteria EAL5+.

•	NIST Algorithms: ML-DSA-87 (Dilithium) & ML-KEM-1024 (Kyber).

•	Applications: Secure firmware, device authentication, drones, satellites, V2X, smart cities.

•	Customizable RISC-V Platform: Enables tailored, quantum-resistant ASIC and firmware development.

Positioned for a Quantum-Resilient Future

As global migration to PQC accelerates, SEALSQ’s leadership in RISC-V secure microcontrollers, EU and U.S. compliance readiness, and strategic sector partnerships position it as a trusted partner for governments and enterprises worldwide.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, customer growth and business growth opportunities, joint venture opportunities and performance, the ability to realize returns from our investments, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the adoption of post-quantum semiconductors and the development of quantum computers; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com